

October 4, 2007

Mr. J. Holt Smith, President
NNRF, Inc.
1574 Gulf Road, #242
Point Roberts, WA 98281

Re: NNRF, Inc.
        Amendment No. 5 to Registration Statement on Form 10-SB
        Filed on: September 25, 2007
        File No.: 0-49876

Dear Mr. Smith:

        As you were advised by telephone on October 1, 2007, we have completed our review of your Form 10-SB registration statement and we have no further comments at this time.

                            Sincerely,

                            Jennifer R. Hardy
                            Branch Chief, Legal

cc: Gregory Hrncir, Esq.
        4501 Hayvenhurst Avenue
        Encino, CA   91436